CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Knock-Out Notes due 2016	$2,500,000	$290.25

Picing Supplement To prospectus dated December 23, 2008, and prospectus supplement for knock-out notes dated January 8, 2010	Pricing Supplement No. 954 Registration Statement No. 333-156423 Dated August 19, 2011; Rule 424(b)(2)
Structured Investments	Morgan Stanley
$2,500,000
Knock-Out Notes Linked to the S&P 500® Index due August 26, 2016
General
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The notes are designed for investors who seek to participate in the appreciation of the S&P 500® Index at maturity and who anticipate that the Index Closing Value on the Valuation Date will not have declined, as compared to the Initial Index Value, by more than 50%.  Investors should be willing to forgo interest and dividend payments and, if the Index Closing Value on the Valuation Date has declined, as compared to the Initial Index Value, by more than 50%, be willing to lose some or all of their principal based on the performance of the Underlying Index over the term of the notes.  If the value of the Underlying Index on the Valuation Date has not declined, as compared to the Initial Index Value, by more than 50%, investors have the opportunity to receive the greater of (a) the Underlying Index Return times the Leverage Factor  and (b) the Contingent Minimum Return of 0% at maturity.

•	Senior unsecured obligations of Morgan Stanley maturing August 26, 2016†. All payments on the notes are subject to the credit risk of Morgan Stanley.
•	Minimum purchase of $10,000. Minimum denominations of $1,000 and integral multiples thereof.
•	The notes priced on August 19, 2011 and are expected to settle on August 26, 2011.
Key Terms
Underlying Index:	S&P 500® Index
Knock-Out Event:	A Knock-Out Event occurs if, on the Valuation Date, the Final Index Value has decreased, as compared to the Initial Index Value, by more than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	50%
Payment at Maturity:
If a Knock-Out Event HAS NOT occurred on the Valuation Date, your payment at maturity per $1,000 principal amount note will equal $1,000 plus the product of (a) $1,000 and (b) the greater of (i) the Underlying Index Return times the Leverage Factor and (ii) the Contingent Minimum Return.  For additional clarification, please see “What is the Return on the Notes at Maturity Assuming a Range of Performance for the Underlying Index?” on page 2.

If a Knock-Out Event HAS occurred on the Valuation Date, you will receive a cash payment at maturity that will reflect the depreciation in the Index Closing Value on a 1 to 1 basis.  Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Underlying Index Return)
If a Knock-Out Event has occurred, you will lose over 50% of your investment at maturity and you could lose your entire investment.
Contingent Minimum Return:	0%
Observation Period:	For the purpose of determining the payment at maturity, the Observation Period will be the Valuation Date.
Monitoring:	Closing Level
Index Closing Value:	On any day, the index closing value for the Underlying Index
Underlying Index Return:	Final Index Value – Initial Index Value Initial Index Value
Initial Index Value:	1,124.11, which was determined on the Pricing Date
Final Index Value:	The Index Closing Value on the Valuation Date
Leverage Factor:	172.2%
Valuation Date:	August 23, 2016†
Maturity Date:	August 26, 2016†
Pricing Date:	August 19, 2011
Issue Date:	August 26, 2011 (5 business days after the Pricing Date)
CUSIP:	617482XM1
ISIN:	US617482XM13
† Subject to postponement for non-index business days or in the event of a market disruption event and as described under “Description of Notes — Postponement of Valuation Date(s) or Review Date(s)” in the accompanying prospectus supplement for knock-out notes.
Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page PS-18 of the accompanying prospectus supplement and “Selected Risk Considerations” beginning on page 5 of this pricing supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.
	Price to Public (1)	Fees and Commissions(1)(2)	Proceeds to Issuer
Per note	100%	3%	97%
Total	$2,500,000	$75,000	$2,425,000
(1)	J.P. Morgan Securities LLC, acting as dealer, will receive from Morgan Stanley & Co. LLC, the agent, a fixed sales commission of 3% for each note it sells.
(2)	Please see “Supplemental Plan of Distribution; Conflicts of Interest” in this pricing supplement for information about fees and commissions.
The agent for this offering, Morgan Stanley & Co. LLC, is our wholly-owned subsidiary.  See “Supplemental Plan of Distribution; Conflicts of Interest” below.
THE NOTES ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

Morgan Stanley	JPMorgan
August 19, 2011	Placement Agent

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 23, 2008, as supplemented by the prospectus supplement for knock-out notes dated January 8, 2010.  This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the preliminary terms related hereto dated August 19, 2011 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying prospectus supplement, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

You may access these documents on the SEC website at .ww.w.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement for knock-out notes dated January 8, 2010:
http://www.sec.gov/Archives/edgar/data/895421/000095010310000049/dp16113_424b2a1.htm

•	Prospectus dated December 23, 2008:
http://www.sec.gov/Archives/edgar/data/895421/000095010308003004/dp12129_424b2-debt.htm

Terms used in this pricing supplement are defined in the prospectus supplement for knock-out notes or in the prospectus. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refer to Morgan Stanley.

What Is the Return on the Notes at Maturity Assuming a Range of Performance for the Underlying Index?

The following table illustrates the hypothetical return at maturity on the notes.  The “Return on Notes” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.  The hypothetical returns set forth below reflect the Leverage Factor of 172.2% and the Contingent Minimum Return of 0% and assume an Initial Index Value of 1,100.  The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to a purchaser of the notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.

		Return on Notes
Final Index Value	Underlying Index Return	Knock Out Event Has Not Occurred(1)	Knock Out Event Has Occurred(2)
1,980.00	80.00%	137.76%	N/A
1,815.00	65.00%	111.93%	N/A
1,650.00	50.00%	86.10%	N/A
1,540.00	40.00%	68.88%	N/A
1,430.00	30.00%	51.66%	N/A
1,320.00	20.00%	34.44%	N/A
1,265.00	15.00%	25.83%	N/A
1,210.00	10.00%	17.22%	N/A
1,155.00	5.00%	8.61%	N/A
1,100.00	0.00%	0.00%	N/A
1,045.00	-5.00%	0.00%	N/A
990.00	-10.00%	0.00%	N/A
935.00	-15.00%	0.00%	N/A
880.00	-20.00%	0.00%	N/A
825.00	-25.00%	0.00%	N/A
770.00	-30.00%	0.00%	N/A
660.00	-40.00%	0.00%	N/A
550.00	-50.00%	0.00%	N/A
440.00	-60.00%	N/A	-60.00%
330.00	-70.00%	N/A	-70.00%
220.00	-80.00%	N/A	-80.00%
110.00	-90.00%	N/A	-90.00%
0.00	-100.00%	N/A	-100.00%
(1)  The Final Index Value on the Valuation Date has not declined, as compared to the Initial Index Value, by more than 50%.
(2)  The Final Index Value on the Valuation Date has declined, as compared to the Initial Index Value, by more than 50%.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the return on the notes set forth in the table on the previous page are calculated.

Example 1:  The value of the Underlying Index increases from the Initial Index Value of 1,100 to a Final Index Value of 1,210 and, as a result, a Knock-Out Event has not occurred.  Because the Underlying Index Return of 10% does not trigger a Knock-Out Event and is greater than the Contingent Minimum Return of 0%, the investor receives a payment at maturity per $1,000 principal amount note, calculated as follows:

$1,000+ ($1,000 x 10% x 172.2%)  = $1,172.20

Example 2:  The value of the Underlying Index decreases from the Initial Index Value of 1,100 to a Final Index Value of 935 and, as a result, a Knock-Out Event has not occurred.  Because the Underlying Index Return of -15% does not trigger a Knock-Out Event but is less than the Contingent Minimum Return of 0%, the investor receives the benefit of the Contingent Minimum Return and therefore a payment at maturity per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 0%)  = $1,000

Example 3:  The value of the Underlying Index decreases from the Initial Index Value of 1,100 to a Final Index Value of 440 and as a result a Knock-Out Event has occurred.  Because the Underlying Index Return of -60% does trigger a Knock-Out Event, the investor does not receive the benefit of the Contingent Minimum Return and receives a payment at maturity which is less than the stated principal amount, calculated as follows:

$1,000 + ($1,000 x -60%) = $400

Selected Purchase Considerations

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LEVERAGED APPRECIATION POTENTIAL — The notes provide the opportunity to participate in 172.2% of the appreciation of the Underlying Index at maturity.  If the Underlying Index has increased in value or has not decreased by more than 50% and therefore, a Knock-Out Event has not occurred, because of the Contingent Minimum Return, you will receive at maturity no less than the $1,000 principal amount for each note.  Since the Contingent Minimum Return is 0%, you will only receive the repayment of your principal at maturity, without any positive return on your investment, if the Underlying Index declines in value but without triggering a Knock-Out Event. If the Underlying Index increases in value, you will receive at maturity a return on the notes equal to 172.2% of the Underlying Index Return.   If the Underlying Index has decreased in value by more than 50% and therefore, a Knock-Out Event has occurred, you will lose over 50% of your investment based on a 1% loss for every 1% decline in the Underlying Index.  Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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DIVERSIFICATION OF THE S&P 500® Index— The return on the notes is linked to the S&P 500® Index.  The S&P 500® Index, which is calculated, maintained and published by Standard & Poor’s Financial Services LLC, consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of the 500 similar companies during the base period of the years 1941 through 1943.  For additional information about the Underlying Index, see the information set forth under “S&P 500® Index” in the accompanying prospectus supplement for knock-out notes dated January 8, 2010.

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CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “United States Federal Taxation” in the accompanying prospectus supplement for Knock-Out Notes, which contains the opinion of our special tax counsel, Davis Polk & Wardwell LLP, with respect to the tax consequences of an investment in the notes.  Under current law and based on that opinion, subject to the conditions and limitations set forth in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement for Knock-Out Notes, we believe that it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes.  Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, and short-term capital gain or loss otherwise, even if you are an initial purchaser of notes at a price that is below the principal amount of the notes.  The Internal Revenue Service (the “IRS”) or a court, however, may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected.  Because the notes provide for the return of principal except in the case of a Knock-Out Event, the risk that they will be recharacterized, for U.S. federal income tax purposes, as debt instruments giving rise to ordinary income, rather than as open transactions, is higher than with non-buffered equity-linked notes.  On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses on whether to require holders of instruments such as the notes to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which any income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these investments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gains as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, Treasury regulations or other forms of guidance, if any, issued after consideration of these issues could materially and adversely affect the tax consequences of this kind of investment, possibly with retroactive effect.  You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations in general and the possible impact of this notice in particular.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Underlying Index or any of the component stocks of the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying prospectus supplement for knock-out notes dated January 8, 2010.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —The terms of the notes differ from those of ordinary debt securities in that we do not guarantee to pay you the principal amount of the notes at maturity and do not pay you interest on the notes.  If a Knock-Out Event occurs on the Valuation Date, which means that the Final Index Value is less than 50% of  the Initial Index Value, the payment at maturity on each note will be less than 50% of the stated principal amount of the notes and consequently, the entire principal amount of your investment is at risk.

•	THE NOTES DO NOT PAY INTEREST – Unlike ordinary debt securities, the notes do not pay interest and do not guarantee any return of principal at maturity.

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NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Underlying Index would have.

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THE NOTES ARE SUBJECT TO THE CREDIT RISK OF MORGAN STANLEY, AND ANY ACTUAL OR ANTICIPATED CHANGES TO ITS CREDIT RATINGS OR CREDIT SPREADS MAY ADVERSELY AFFECT THE MARKET VALUE OF THE NOTES – You are dependent on Morgan Stanley’s ability to pay all amounts due on the notes at maturity, and therefore you are subject to the credit risk of Morgan Stanley.  If Morgan Stanley defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of Morgan Stanley's creditworthiness.  Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the notes.

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POTENTIAL EXPOSURE TO UNDERLYING INDEX DECLINE ON THE VALUATION DATE— The Valuation Date is on August 23, 2016, three days before the Maturity Date of the notes.  Whether a Knock-Out Event occurs depends solely on the Underlying Index performance on the Valuation Date as compared to the Initial Index Value, regardless of the Underlying Index performance prior to such date.  Accordingly, if the value of the Underlying Index on the Valuation Date has declined, as compared to the Initial Index Value, by more than the Knock-Out Buffer Amount of 50%, a Knock-Out Event will have occurred, regardless of any appreciation of the Underlying Index prior to the Valuation Date, which may be significant.  The possibility of a Knock-Out Event occurring and your potentially losing some or all of your principal amount at maturity depends solely on the Index Closing Value on the Valuation Date.  If a Knock-Out Event does occur, your payment at maturity will be less than the stated principal amount in direct proportion to the decline in the Underlying Index, without the benefit of any buffer.  For example, if the Underlying Index declines by 60% over the term of the notes, you will lose 60% of your investment.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full stated principal amount of your notes, the original issue price of the notes includes the agents’ commissions and the cost of hedging our obligations under the notes through one or more of our affiliates.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  As a result, the price, if any, at which affiliates of Morgan Stanley will be willing to purchase notes from you in secondary market transactions, if at all, will likely be significantly lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  Secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  Morgan Stanley & Co. LLC (“MS & Co.”) may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Underlying Index and the notes.

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the value of the Underlying Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the value, especially in relation to the Knock-Out Buffer Amount and the expected volatility of the Underlying Index;

•	the time to maturity of the notes;

•	the dividend rates on the common stocks underlying the Underlying Index;

•	interest and yield rates in the market generally;

•	geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings or credit spreads.

Some or all of these factors will influence the price that you will receive if you sell your notes prior to maturity.  For example, you may have to sell your notes at a substantial discount from the stated principal amount if a Knock-Out Event has occurred or is likely to imminently occur in light of the then-current level of the Underlying Index.

You cannot predict the future performance of the Underlying Index based on its historical performance.  We cannot guarantee that a Knock-Out Event will not occur or that the Underlying Index Return will be positive so that you will receive at maturity an amount in excess of the principal amount of the notes.  You can review the historical values of the Underlying Index in “Historical Information” below.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our subsidiaries.  The hedging or trading activities of our affiliates on or prior to the Pricing Date and on the Valuation Date could affect the value of the Underlying Index in a way that may reduce the amount you will receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the daily historical closing values of the Underlying Index from January 1, 2006 through August 19, 2011.  The closing value of the Underlying Index on August 19, 2011 was 1,123.53.  We obtained the closing values of the Underlying Index below from Bloomberg Financial Markets.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical values of the Underlying Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Closing Value on the Valuation Date.  We cannot give you assurance that the performance of the Underlying Index will result in the return of any of your initial investment.

Historical Performance of the S&P 500® Index

License Agreements

License Agreement between Standard & Poor’s and Morgan Stanley.  “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard & Poor’s Financial Services LLC and have been licensed for use by Morgan Stanley.  See “Underlying Indices and Underlying Index Publishers Information— S&P 500® Index—License Agreement between S&P and Morgan Stanley” in Annex A of the accompanying prospectus supplement for knock-out notes.

Benefit Plan Investor Considerations

Your purchase of a note in a self-directed Individual Retirement Account (an “IRA”) will be deemed to be a representation and warranty by you that, as of the date of purchase (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the investment of the assets of such self-directed IRA used to purchase the note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of ERISA) with respect to any such IRA assets and (ii) in connection with the purchase of the note, such self-directed IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA), and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

See “Benefit Plan Investor Considerations” in the prospectus supplement for knock-out notes.

Supplemental Plan of Distribution; Conflicts of Interest

Morgan Stanley & Co. LLC (“MS & Co.”) will act as the agent for this offering.  J.P. Morgan Securities LLC, acting as dealer, will receive from Morgan Stanley & Co. LLC a fixed sales commission of 3% for each note it sells.

MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the notes offered by this pricing supplement have been executed and issued by Morgan Stanley and authenticated by the trustee pursuant to the Senior Debt Indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated March 24, 2011, which has been filed as an exhibit to a Current Report on Form 8-K by Morgan Stanley on March 24, 2011.